QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Main Street Capital Corporation
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Twelve Months Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Net increase in net assets resulting from operations	$170,622	$138,899	$104,437	$100,748	$96,855
Income tax expense (benefit) and excise taxes	24,471	(1,227)	(8,867)	6,287	(35)

Total earnings before taxes	$195,093	$137,672	$95,570	$107,035	$96,820

Fixed Charges:
Interest expense	$36,479	$33,630	$32,115	$23,589	$20,238

Total fixed charges	$36,479	$33,630	$32,115	$23,589	$20,238

Earnings available to cover fixed charges	$231,572	$171,302	$127,685	$130,624	$117,058
Ratio of earnings to fixed charges	6.35	5.09	3.98	5.54	5.78

QuickLinks

  Exhibit 12.1
Main Street Capital Corporation Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)